Ex.99.1

ProLiance Energy, LLC
and Subsidiaries

     Consolidated Financial Statements for the Years
     Ended September 30, 2005, 2004, and 2003
     and Independent Auditors’ Report

PROLIANCE ENERGY, LLC AND SUBSIDIARIES

TABLE OF CONTENTS
                                                                    Page

Independent Auditors’ Report                                                                 1

Consolidated Balance Sheets as of September 30, 2005 and 2004                                              2

Consolidated Statements of Operations for the Years Ended
September 30, 2005, 2004, and 2003 (unaudited)                                                        3

Consolidated Statements of Changes in Members’ Equity for the Years Ended
September 30, 2005,2004, and 2003 (unaudited)                                                       4

Consolidated Statements of Cash Flows for the Years Ended
September 30, 2005, 2004, and 2003 (unaudited)                                                        5

Notes to Consolidated Financial Statements                                                           6-13

INDEPENDENT AUDITORS’ REPORT

To ProLiance Energy, LLC:

We have audited the accompanying consolidated balance sheets of ProLiance Energy, LLC and Subsidiaries (the Company) as of September 30, 2005 and 2004, and the related consolidated statements of operations, changes in members’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2005 and 2004, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP
Indianapolis, Indiana

December 21, 2005

PROLIANCE ENERGY, LLC AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS AS OF SEPTEMBER 30, 2005 AND 2004
	2005	2004
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$5,935,181	$4,022,723
Accounts receivable:
Gas:
Affiliated companies	108,681,526	66,699,420
Nonaffiliated companies (less allowance of $452,108 and $435,450, respectively)	168,077,829	103,923,173
Other:
Affiliated companies	646,820	151,870
Nonaffiliated companies	1,041,224	580,153
Accrued gas imbalance receivable	3,008,350	5,797,329
Gas inventory	273,538,824	222,552,469
Margin deposits	69,396,354	14,580,930
Derivatives—at fair value	71,204,775	18,690,398
Deferred charges and prepayments	1,322,876	884,788
Total current assets	702,853,759	437,883,253
PROPERTY AND EQUIPMENT—Net	20,172,775	21,441,989
INVESTMENT IN UNCONSOLIDATED AFFILIATES	14,913,248
OTHER (less allowance of $4,072,077 and $4,072,077, respectively)	624,759	567,997
TOTAL ASSETS	$738,564,541	$459,893,239

LIABILITIES AND MEMBERS’ EQUITY
CURRENT LIABILITIES:
Short-term borrowings	$87,000,000	$56,000,000
Current maturities of long-term debt	2,875,000	500,000
Accounts payable:
Gas:
Affiliated companies	462,753	302,369
Nonaffiliated companies	282,335,911	165,022,735
Other	1,057,562	2,563,018
Deferred revenue	87,942,397	73,727,120
Accrued gas imbalance payable	475,306	226,558
Derivatives—at fair value	119,123,236	27,324,938
Other accrued current liabilities	4,204,524	4,463,847
Reserve for loss contingencies	902,504
Total current liabilities	586,379,193	330,130,585
OTHER ACCRUED LIABILITIES	2,317,492	4,017,046
RESERVE FOR LOSS CONTINGENCIES	2,500,000
LONG TERM DEBT		2,875,000
MINORITY INTEREST	2,048,378	1,986,623
Total liabilities	593,245,063	339,009,254
COMMITMENTS AND CONTINGENCIES
MEMBERS’ EQUITY:
Members’ equity	175,957,678	139,065,152
Accumulated other comprehensive loss	(30,638,200)	(18,181,167)
Total members’ equity	145,319,478	120,883,985
TOTAL LIABILITIES AND MEMBERS’ EQUITY	$738,564,541	$459,893,239
See notes to consolidated financial statements.

PROLIANCE ENERGY, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEARS ENDED SEPTEMBER 30, 2005, 2004 and 2003

	2005	2004	2003
			Unaudited
REVENUES—
Gas marketing:
Affiliated gas marketing	$1,225,021,328	$1,095,649,089	$1,140,548,589
Nonaffiliated gas marketing	1,577,185,910	1,328,154,637	1,060,617,949
Total gas marketing	2,802,207,238	2,423,803,726	2,201,166,538

COSTS AND EXPENSES:
Cost of gas sold	2,718,153,480	2,354,708,254	2,139,432,324
Other operating expenses	26,694,424	26,570,803	28,034,307
Reserve for loss contingency

OPERATING INCOME	53,429,334	42,524,669	33,699,907

OTHER INCOME (EXPENSE):
Interest income	1,148,990	529,013	668,082
Interest expense	(1,026,997)	(406,024)	(263,160)

Total other income	121,993	122,989	404,922

INCOME BEFORE MINORITY INTEREST	53,551,327	42,647,658	34,104,829

MINORITY INTEREST	401,057	328,373	378,392

NET INCOME	$53,150,270	$42,319,285	$33,726,437

See notes to consolidated financial statements.

PROLIANCE ENERGY, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ EQUITY
FOR THE YEARS ENDED SEPTEMBER 30, 2005, 2004 AND 2003

	VectrenEnergy	Citizens
	Marketing &	By-Products
	Services, Inc.	Coal Co.	Total

BALANCE—October 1, 2002 (Uuaudited)	$59,462,223	$33,591,596	$93,053,819

Comprehensive income:

Net income, for the year ended
September 30, 2003 (Unaudited)	20,573,127	13,153,310	33,726,437

Other comprehensive loss (loss on cash flow hedges—net) (Unaudited)	5,885,928	3,763,135	9,649,063

Total comprehensive income (Unaudited)	26,459,055	16,916,445	43,375,500

Distributions (Unaudited)	(10,165,565)	(6,499,296)	(16,664,861)

BALANCE—September 30, 2003 (Unaudited)	75,755,713	44,008,745	$119,764,458

Comprehensive income:

Net income, for the year ended
September 30, 2004	25,814,764	16,504,521	42,319,285

Other comprehensive loss (loss on cash flow hedges—net)	(15,605,833)	(9,977,499)	(25,583,332)

Total comprehensive income	10,208,931	6,527,022	16,735,953

Distributions	(9,526,020)	(6,090,406)	(15,616,426)

BALANCE—September 30, 2004 (Unaudited)	76,438,624	44,445,361	120,883,985

Comprehensive income:

Net income, for the year ended
September 30, 2005	32,421,665	20,728,605	53,150,270

Other comprehensive loss (loss on cash flow hedges—net)	(7,598,790)	(4,858,243)	(12,457,033)

Total comprehensive income	24,822,875	15,870,362	40,693,237

Distributions	(9,917,224)	(6,340,520)	(16,257,744)

BALANCE—September 30, 2005	$91,344,275	$53,975,203	$145,319,478

See notes to consolidated financial statements.

PROLIANCE ENERGY, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED SEPTEMBER 30, 2005, 2004 AND 2003
	2005	2004	2003
			Unaudited
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$53,150,270	$42,319,285	$33,726,437
Adjustments to reconcile net income to net cash provided by (used in)
operating activities:
Depreciation	2,264,760	2,242,114	2,359,501
Amortization	680,761	495,990	(1,362,397)
Provision (income) from uncollectible accounts—net of write offs and
recoveries	16,658	(203,435)	(1,365,686)
Minority interest	401,057	328,373	98,740
Changes in assets and liabilities-
Increase in margin deposits	(54,815,424)	(10,528,397)	3,934,694
Increase in accounts receivable	(106,629,441)	(49,025,700)	(12,645,558)
Decrease in accrued gas imbalance receivable	2,788,979	1,779,675	(5,579,447)
Increase in gas inventory	(50,986,356)	(75,468,143)	(56,675,418)
Decrease (increase) in derivative related accounts	26,826,888	(5,780,072)	(6,943,991)
Increase in deferred charges and prepayments	(1,118,849)	(740,708)	(129,586)
Increase in other assets	3,896	411,073	597,171
Increase in accounts payable	117,187,678	46,011,478	17,461,362
Increase in deferred revenue	14,215,276	4,564,857	25,651,590
Increase (decrease) in accrued gas imbalance payable	248,748	(1,644,886)	604,104
Increase in other accrued liabilities	224,055	1,236,773	679,077

Net cash provided by (used in) operating activities	4,458,956	(44,001,723)	410,593

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures—net of retirements	(995,546)	(2,298,918)	(1,808,095)
Investment in unconsolidated affiliates	(14,913,248)
Increase in escrow accounts	(540,658)	(119,498)

Net cash used in investing activities	(16,449,452)	(2,418,416)	(1,808,095)

CASH FLOWS FROM FINANCING ACTIVITIES:
Increase (decrease) in short-term borrowings	31,000,000	56,000,000	(4,482,623)
Issuance of long-term debt			3,375,000
Repayment of long-term debt	(500,000)	(500,000)
Distribution to Lee 8 minority owners	(339,302)	(261,669)
Distributions to members	(16,257,744)	(15,616,426)	(16,659,861)
Other			(5,000)

Net cash provided by financing activities	13,902,954	39,621,905	(17,772,484)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,912,458	(6,798,234)	(19,169,986)

CASH AND CASH EQUIVALENTS—Beginning of period	4,022,723	10,820,957	29,990,943

CASH AND CASH EQUIVALENTS—End of period	$5,935,181	$4,022,723	$10,820,957
See notes to consolidated financial statements.

PROLIANCE ENERGY, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2005, 2004 AND 2003

1.	ORGANIZATION AND NATURE OF BUSINESS

ProLiance Energy, LLC and subsidiaries (ProLiance or the Company) is an energy marketing and management services company. The Company is owned jointly by Citizens By-Products Coal Company (Citizens By-Products), a wholly owned subsidiary of Citizens Gas and Coke Utility (Citizens Gas) and Vectren Energy Marketing & Services, Inc. (Vectren Energy), a wholly owned subsidiary of Vectren Corporation (Vectren).

The Board of Representatives of ProLiance has a cash distribution policy that distributes approximately 40% of the Company’s net income to its members. Distributions are accrued and paid quarterly upon declaration by the Board of Representatives and are split 61% and 39% between Vectren Energy and Citizens By-Products, respectively.

During 2005 the Board approved the change from an August 31 fiscal year-end date to September 30 in order to better align the Company’s fiscal year-end with the year-ends of Vectren and Citizens.

ProLiance is the supplier of gas and related services to Indiana Gas Company (IGC), Vectren Energy Delivery of Ohio (VEDO), Southern Indiana Gas & Electric Company (SIGECO), Vectren Retail and Citizens Gas, as well as a provider of similar services to other utilities and customers in Indiana and other states. IGC, VEDO, SIGECO and Vectren Retail are all wholly owned subsidiaries of Vectren. IGC and SIGECO are commonly known as Vectren Energy Delivery of Indiana (VEDI). ProLiance is headquartered in Indianapolis, Indiana.

Ohio Valley Hub, LLC (OVH) is a wholly owned subsidiary of ProLiance. OVH is a regulated pipeline with assets in southern Indiana.

Northern Storage, LLC (Northern Storage) is also a wholly owned subsidiary of ProLiance. Northern Storage owns a 51% equity interest in Lee 8 Storage Partnership (Lee 8), a Michigan co-partnership. Lee 8 maintains and operates a natural gas storage field in Calhoun County, Michigan. Lee 8 financial information and the related minority interest are recorded in consolidation.

On October 6, 2005, Heartland Gas Pipeline, LLC (Heartland), a 50/50 joint venture between ProLiance and Citizens Gas, received approval from the Indiana Utility Regulatory Commission (IURC) to construct and operate a new 25-mile pipeline to provide Central Indiana direct access to natural gas from the western United States and Canada. Heartland will build and operate a 16-inch diameter pipeline to transport up to 80,000 dekatherms per day of natural gas to the region. The pipeline would begin at an interconnect with the Midwestern Gas Transmission system in Sullivan County, Indiana and extend about 25 miles east through Clay County to the Citizens Gas Underground Storage facilities in Greene County, Indiana. Construction of the new pipeline is expected to begin in the spring of 2006 with service to begin by November 2006 and is expected to cost $17 million. Heartland will be accounted for under the equity method. ProLiance invested approximately $3.1 million during 2005.

Liberty Gas Storage, LLC (Liberty) is a joint venture between ProLiance and Sempra Energy International Storage Corp., an unregulated subsidiary of Sempra Energy. The project closed on May 13, 2005 and involves the acquisition of a 25% share in development assets of Liberty. Liberty’s primary development asset includes a long-term lease (initially twenty years with two successive ten-year renewal periods) of storage and mineral rights associated with existing salt dome storage caverns in southern Louisiana. ProLiance has an 11-year contract for approximately one-third of the asset’s 17.7 billion cubic feet of working gas capacity. Full development of the project should provide highly deliverable storage capacity via the salt dome cavern. ProLiance’s share of the investment is expected to be approximately $39.1 million. The project is expected to be operational in the summer of 2006. Liberty will be accounted for under the equity method. ProLiance invested $11.8 million during 2005 and will invest $22.8 million and $4.5 million during 2006 and 2007, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Risk Management Activities and Derivatives—The Company engages in risk management activities primarily for non-trading purposes. Derivative instruments utilized in connection with these activities are accounted for in accordance with SFAS 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities (collectively, SFAS 133). SFAS 133 requires all derivative instruments be recorded on the balance sheet as an asset or liability measured at its fair value and that changes in the derivative’s fair value be recognized currently in the consolidated statement of operations unless specific hedge accounting criteria are met.

Derivative instruments have been reflected as “Derivatives, at fair value” in the consolidated balance sheets. The change in value of these balances is primarily due to changes in market prices, newly originated transactions and the settlement of prior transactions. This change is recorded in the consolidated statement of operations as a component of cost of gas sold unless the transactions qualify for cash flow hedge accounting, which allows the gains or losses to be recorded to Other Comprehensive Income until the hedged item is recognized in the consolidated statement of operations. The market prices used to value these transactions reflect management’s best estimate considering various factors including closing exchange and over-the-counter quotations and volatility factors underlying the commitments. Ineffectiveness related to cash flow hedges is recorded in the consolidated statements of operations in accordance with the requirements of SFAS 133.

The Company enters into various purchase and sale contracts to manage its price risk exposure. Price risk exposure is created through the Company’s various business activities, which include providing gas management services and gas supply services to wholesale, commercial and industrial customers, municipalities and utilities, storage optimization and certain trading activities. Derivatives used to hedge the forecasted purchase of gas related to sales to the above customer groups and to hedge the forecasted sale of gas are treated as cash flow hedges with the change in fair value recorded to Other Comprehensive Income. All derivatives that do not qualify for hedge accounting are marked to market through the consolidated statement of operations in accordance with SFAS 133.

Amounts recorded in Accumulated Other Comprehensive Income at September 30, 2004 and 2003 have been reclassified to the consolidated statement of operations during the fiscal years ended September 30, 2005 and 2004, as the forecasted transactions were completed. The Company expects that all amounts recorded in Accumulated Other Comprehensive Income at September 30, 2005 will be reclassified to the consolidated statement of operations during future fiscal periods, as the forecasted transactions are completed. The amount of gain or loss expected to be reclassified to the consolidated statements of operations during the fiscal years ended September 30, 2006 and 2007 is approximately $33.4 million (loss) and $2.8 million (gain), respectively (based upon market conditions at September 30, 2005) and will be offset by the execution of physical transactions. No cash flow hedges were discontinued during the years ended September 30, 2005, 2004, and 2003, as a result of the forecasted transaction becoming improbable. At September 30, 2005, ProLiance has derivatives that settle at various dates through September 2008.  ProLiance records derivative-related ineffectiveness in the consolidated statements of operations. During 2005, 2004 and 2003, derivative-related ineffectiveness was a loss of $213,786, a gain of $1,572,466 and a gain of $621,714, respectively.

The Company is also exposed to credit risk as a result of nonperformance by counterparties. ProLiance maintains credit policies with regard to its counterparties that management believes significantly minimize overall credit risk. These policies include a thorough review of the financial statements of counterparties on a regular basis and, when necessary, require that collateral, such as letters of credit, be maintained. In addition, ProLiance sets limits as to the level of exposure with each counterparty.

Cash and Cash Equivalents—Cash equivalents consist of short-term highly liquid investments that are readily convertible into cash and have original maturities of less than ninety days. At September 30, 2005 and 2004, cash equivalents included money market funds. A pipeline company and a state and local taxing authority require escrow accounts. As of September 30, 2005 and 2004, the balance of the pipeline company escrow account was $1,040,000 and $560,000, respectively and is classified as Accounts Receivable—Other—Nonaffiliated Companies on the consolidated balance sheets. As of September 30, 2005 and 2004, the balance of the state and local taxing authority escrow account was $383,236 and $322,578, respectively and is classified as Other Assets on the consolidated balance sheets.

Revenues—Revenue is recognized in the period the gas is delivered to customers or services are rendered.

ProLiance’s revenues are derived principally from sales of gas and related services to commercial and industrial companies, municipalities, local distribution companies and other marketing companies. The concentration of credit risk in the gas industry affects ProLiance’s overall exposure to credit risk because customers may be similarly affected by changes in economic and other conditions. ProLiance has not experienced significant credit losses on receivables from such sales.

Income Taxes—As a limited liability company, ProLiance is treated as a partnership for income tax purposes. Accordingly, the accompanying financial statements do not include any provision for Federal income taxes since ProLiance’s operating results are passed directly through to its members for inclusion in their income tax returns.

ProLiance expensed state income taxes of $118,118 in 2005, and $127,878 in 2004 and paid state income taxes of $114,028 in 2005, and $94,096 in 2004. State income taxes expensed and paid in 2003 were not material.

ProLiance makes quarterly estimated tax payments to the states of Ohio and Illinois on behalf of Vectren. During fiscal years 2005 and 2004, these payments were $220,000 and $584,998, respectively. All of these payments were reimbursed by Vectren.

Imbalances—Volume imbalances result from differences in volumes scheduled and initially paid for (nominated) and volumes received or delivered. The amounts due to or receivable from customers and/or pipelines have been recognized at the estimated price to settle the imbalance. The estimated price is based upon contractual terms with counterparties and prices on the New York Mercantile and over-the-counter exchanges.

Gas Inventory—The carrying value of inventory is at average cost.

Property and Equipment—Property and equipment is recorded at cost. Routine maintenance and repairs are expensed. Depreciation of property and equipment is provided on the straight-line method over the estimated useful lives of the assets (2-30 years) or the lease period. At September 30, property and equipment consisted of the following:

	2005	2004

Leasehold improvements	$963,995	$967,582
Storage and pipeline equipment	20,897,876	20,799,419
Office furniture and equipment	1,131,684	1,119,539
Computer applications and equipment	8,665,906	7,777,375

Total property and equipment	31,659,461	30,663,915

Less—accumulated depreciation	(11,486,686)	(9,221,926)

Property and equipment, net	$20,172,775	$21,441,989

ProLiance reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If the carrying amount exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

ProLiance expects to adopt FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations in fiscal year 2006. The Company does not believe the adoption of this interpretation will have a material affect on the Company.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Consolidation—The accompanying consolidated financial statements include the accounts of the Company and its wholly owned and majority owned subsidiaries, after elimination of significant intercompany transactions.

3.	DEFERRED REVENUE

Deferred revenue at September 30, 2005 and 2004 consists of revenue related to advance payments from IGC for services to be provided during the heating season. Revenue deferred at year end will be recognized when the services are delivered. All deferred revenue as of September 30, 2005 will be recognized during 2006 and 2007.

4.	CREDIT FACILITIES

ProLiance has an unsecured, committed, revolving credit agreement (credit agreement) with ten financial institutions that expires on June 16, 2006, subject to renewal options. The credit agreement includes a variable rate line of credit facility and a letter of credit facility. The credit agreement allows a total of $250 million to be outstanding on the combined facilities. Surety bonds, performance bonds and payment guarantees reduce the amount available under the credit agreement. The facility has a sub-commitment limitation of $100 million for letters of credit. ProLiance must maintain Consolidated Tangible Net Worth (Members Equity excluding Accumulated Other Comprehensive Income or Loss) in an amount not less than $120 million. ProLiance was in compliance with all covenant and coverage tests related to this credit agreement as of September 30, 2005. As of September 30, 2005, ProLiance had $87,000,000 in borrowings (at a 5.75% interest rate) under the line of credit facility. At September 30, 2004, ProLiance had $56,000,000 in borrowings (at a 3.75% interest rate) under the line of credit facility. As of September 30, 2005 and 2004, ProLiance had $79,124,020 and $20,919,000 of letters of credit outstanding under the line of credit facility, respectively.

During October 2005, the Company entered into a Bridge Credit Facility (bridge agreement) with eight financial institutions that expires on March 31, 2006. The bridge agreement allows a total of $112.5 million to be outstanding from October 12, 2005 through March 31, 2006.

Lee 8 has a variable interest rate, term loan agreement with LaSalle Bank dated March 31, 2003. Upon closing this loan, Lee 8 immediately entered into a three-year pay fixed, receive floating, interest rate swap (interest rate swap) for the purpose of hedging the variable interest rate debt. Under the terms of the interest rate swap, Lee 8 makes payments based upon the fixed rate and will receive interest payments based on the three-month LIBOR. The interest rate swaps settle the last day of March, June, September and December until expiration. As a result of entering into the interest rate swap, Lee 8 has mitigated its exposure to interest rate fluctuations. The carrying value of the interest rate swap approximates fair value. Interest is fixed at 5.08% and principal payments of $125,000 are due quarterly. Lee 8 was in compliance with all covenant and coverage tests related to this loan agreement as of September 30, 2005. The outstanding balance on the loan at September 30, 2005 was $2,875,000 (includes $1,408,750 related to other minority interests). The remaining outstanding principal is due March 31, 2006 and is expected to be refinanced under similar terms.

ProLiance also had $125,000 in payment guarantees to various parties outstanding at September 30, 2005 and 2004. The payment guarantees were not drawn upon at September 30, 2005, 2004, or 2003.

5.	FAIR VALUE OF OTHER FINANCIAL INSTRUMENTS

The carrying values of cash and cash equivalents, accounts receivable, accounts payable and short-term borrowings are a reasonable estimate of their fair values, due to their short-term nature. The estimated fair market value of inventory at September 30, 2005 was $426.5 million, excluding costs to sell. The carrying value of long-term debt approximates its fair value.

6.	LEASES

ProLiance leases its office space under operating leases. Rental expense under these arrangements and other various operating leases for the years ended September 30, 2005, 2004, and 2003 totaled $631,888, $714,334, and $613,570 (unaudited), respectively. Future minimum lease payments under noncancellable operating leases as of September 30, 2005 are as follows:

[Missing Graphic Reference]

OVH leases from SIGECO 10,000 MMBtu per day of daily deliverability and 2,750,000 MMBtu of inventory capacity at SIGECO’s Monroe City Storage Field. Annual lease payments total $248,000 and are due monthly. This lease commenced November 1, 2001 and remains in effect for eight years. Payments under this lease began February 2002.

7.	GAS SALES AND PORTFOLIO ADMINISTRATION AGREEMENTS

The Company provides natural gas and related services to IGC, Citizens Gas, SIGECO and VEDO. The sale of gas and provision of other services to IGC, Citizens Gas and SIGECO (Indiana Member Utilities) is subject to regulatory review through the quarterly gas cost adjustment process administered by the IURC. The sale of gas and provision of other services to VEDO is subject to regulatory review through the quarterly gas cost recovery process administered by the Public Utility Commission of Ohio (PUCO). The Indiana contracts are administered under a settlement agreement (GCA50-S1) entered into in 2002 between the Indiana Member Utilities, the Indiana Office of the Utility Consumer Counselor (OUCC), the Citizens Action Coalition and the Citizens Industrial Group.

The Indiana contracts expires in 2007; however, on December 1, 2005, ProLiance, the Indiana Member Utilities and three consumer representatives filed an agreement in principle with the IURC providing for ProLiance’s continued supplier of gas supply services to the Indiana Member Utilities through March 2011. The agreement represents a binding commitment by the parties to finalize all remaining details and file a final settlement with the IURC by January 31, 2006. The final settlement is subject to approval by the IURC.

In June 2005, the PUCO issued an order disallowing VEDO’s recovery of approximately $9.6 million of gas costs from their customers relating to the two year audit period ended November 2002. That audit period provided the PUCO staff its initial review of the portfolio administration arrangement between VEDO and ProLiance. The disallowance includes approximately $1.3 million related to pipeline refunds and penalties and approximately $4.5 million of costs for winter delivery services purchased by VEDO from ProLiance to ensure reliability over the two year period. The PUCO also held that ProLiance should have credited to VEDO an additional $3.8 million more than credits actually received for the right to use VEDO’s gas transportation capacity periodically during the periods when it was not required for serving VEDO’s customers. In August 2005, the PUCO granted VEDO rehearings to further consider the $3.8 million portfolio administration issue and all interest on the findings, but denied VEDO rehearing on all other aspects of the case. In October 2005, Vectren filed an appeal with the Ohio Supreme Court requesting that the $4.5 million disallowance related to winter delivery service issue be reversed. The VEDO contract with ProLiance expired on October 31, 2005 and was not renewed or renegotiated.

8.	COMMITMENTS AND CONTINGENCIES

In 2002, a civil lawsuit was filed in the United States District Court for the Northern District of Alabama filed by the City of Huntsville, Alabama commonly known as Huntsville Utilities, Inc. (Huntsville Utilities) against ProLiance. Huntsville Utilities asserted claims based on an alleged breach of contract with respect to the provision of portfolio services and/or negligent pricing advice, fraud, fraudulent inducement, and other theories, including conversion and violations under the Racketeering, Influenced and Corrupt Organizations Act (RICO). These claims related generally to: (1) alleged breach of contract in providing advice and/or administering portfolio arrangements; (2) alleged promises to provide gas at a below-market rate; (3) the creation and repayment of a “winter levelizing program” instituted by ProLiance in conjunction with the Manager of Huntsville Utilities, to allow Huntsville Utilities to pay its gas bills from the winter of 2000-2001 over an extended period of time coupled with the alleged ignorance about the program on the part of Huntsville Utilities’ Gas Board and other management; and (4) alleged conversion of the sale of Huntsville Utilities’ gas storage supplies to repay the balance owed on the winter levelizing program and the alleged lack of authority of Huntsville Utilities’ gas manager to approve those sales.

In early 2005, a jury trial commenced and on February 10, 2005, the jury returned a verdict largely in favor of Huntsville Utilities and awarded Huntsville Utilities compensatory damages of $8.2 million and punitive damages of $25.0 million. The jury rejected Huntsville Utilities’ claim of conversion. The jury also rejected a counter claim by ProLiance for payment of amounts due from Huntsville Utilities.

During 2005, the Company recorded $3,930,000 as a loss reserve contingency recognizing the initial unfavorable judgment and the uncertainties related to ultimate outcome. The loss reserve contingency includes an estimate of the risk adjusted claims and post-verdict legal fees. The balance sheet at September 30, 2005 reflects an estimate of the current and long-term portion of the reserve ($902,504 and $2,500,000, respectively).

Following the jury’s verdict, there were a number of issues presented to the judge for resolution. First, Huntsville Utilities made a claim under federal law that it was entitled to have the compensatory damage award trebled. The judge has rejected that request. Second, ProLiance made a claim against Huntsville Utilities for unjust enrichment, which was also rejected by the judge. The judge granted a request by Huntsville Utilities’ lawyers for $2.9 million in attorneys’ fees. ProLiance has initiated the appeal process as ProLiance’s management believes there are a number of grounds for appeal which offer a basis for reversal of the entire verdict. The Company has posted an appeal bond in the amount of $38,861,020.

The appeal is not likely to be fully briefed until early 2006, and an appellate decision may be issued in the second half of 2006. The Company believes it has strong appellate arguments based both on applicable law and evidence presented, and that the judgment will either be reversed, substantially reduced or a new trial will be granted. However, it is not possible to predict or determine the outcome and accordingly there can be no assurance that the Company will prevail. Management of the Company does not expect the costs associated with this matter to have a material adverse effect on its financial position or liquidity but an unfavorable outcome could possibly be material to the statements of operations in any one accounting period.

As of September 30, 2005 and 2004, the Company had approximately $4.07 million due from Huntsville Utilities, recorded in Other assets, net. This amount is fully offset by an allowance for loss contingency, also recorded in Other assets, net.

During fiscal 2004 and 2003, the Company received $290,781 and $520,338, respectively, in insurance proceeds from the Chubb Group of Insurance companies (Chubb). The proceeds were the result of claims filed by ProLiance related to the complaints made by Huntsville Utilities and offset the Company’s legal defense costs. Chubb filed an approximately $1.2 million lawsuit against ProLiance in 2005 to recover the insurance proceeds paid to ProLiance, as well as proceeds paid to others as defense costs on behalf of ProLiance. This litigation is on-going and the Company does not believe the outcome will have a material adverse effect on the Company.

The Company is party to various other legal proceedings in the ordinary course of business. In the opinion of management of the Company, however, no other such proceedings pending against the Company are likely to have a material adverse effect on the Company.

9.	RETIREMENT PLAN

ProLiance has a defined contribution retirement savings plan which is qualified under sections 401(a) and 401(k) of the Internal Revenue Code. Under the terms of the retirement savings plan, eligible participants may direct a specified percentage of their compensation to be invested in various investment funds. Participants in the retirement savings plan have, subject to prescribed limitations, matching company contributions made to the plan on their behalf. During fiscal 2005, 2004, and 2003, the Company made contributions of $554,340, $625,596, and $522,831 (unaudited), respectively, to the plan.

10.	RELATED PARTY TRANSACTIONS

ProLiance engages in significant transactions with affiliates of Vectren and Citizens Gas. Sales to affiliates of Vectren and Citizens Gas for the periods ended September 30, 2005 and 2004 exceeded 10% of total revenue. The following table sets forth significant related party transactions (in thousands):

	Vectren	Citizens
	Affiliates	Gas
2005- Audited

Total sales, service and portfolio administrative revenues	$934,441	$290,580
Accounts receivable—gas	79,128	29,554
Accounts receivable—other	75	572
Accounts payable—gas		463

2004- Audited

Total sales, service and portfolio administration revenues	$830,428	$265,221
Accounts receivable—gas	48,017	18,682
Accounts receivable—other	152
Accounts payable—gas		302

2003- Unaudited

Total sales, service and portfolio administration revenues	$799,944	$260,674
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